UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   August 27, 2001

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	1-1072	53-0127880
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1900 Pennsylvania Avenue, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events.

Exhibit 99, attached hereto, is hereby incorporated by reference.

Item 7. Financial Statements and Exhibits.
(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	2001 Mid-Year Report of Potomac Electric Power Company	Filed herewith.

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Potomac Electric Power Company
(Registrant)

By: A. W. WILLIAMS
Andrew W. Williams
Senior Vice President and
Chief Financial Officer

August 27, 2001
DATE